Exhibit 1

PRESS RELEASE

Cyren Honored with Two Cybersecurity Breakthrough Awards

Cyren Recognized for “Secure Web Gateway Solution of the Year” and “Hosted Email Security Solution of the Year”

McLean, Va. – September 19, 2017 – Cyren (NASDAQ: CYRN) today announced it won the “Secure Web Gateway Solution of the Year” and “Hosted Email Security Solution of the Year” awards from CyberSecurity Breakthrough, an independent organization that recognizes the top companies, technologies and products in the global information security market.

The mission of the CyberSecurity Breakthrough Awards is to honor excellence and recognize the innovation, hard work and success in a range of information security categories, including cloud security, threat detection, risk management, fraud prevention, mobile security, email security and many more. This year’s program attracted more than 2,000 nominations from 12 countries. All nominations were evaluated by an independent panel of experts within the information security industry.

“We are excited to recognize Cyren with two awards in this year’s CyberSecurity Breakthrough Awards program,” said James Johnson, managing director at CyberSecurity Breakthrough. “In selecting Cyren as winner for the CyberSecurity Breakthrough Awards, we recognize their industry leadership as well as their commitment to applying innovation to address today’s complex security and threat landscape. Congratulations to the Cyren team on their outstanding achievement and industry recognition.”

“Cyren is honored to receive these two notable marks of distinction in the industry,” said Dan Maier, vice president of marketing at Cyren. “Powered by the GlobalView™ security cloud, Cyren Web Security and Cyren Email Security both provide the fastest and most comprehensive SaaS security available – protecting users anytime, anywhere, on any device.”

About CyberSecurity Breakthrough

The CyberSecurity Breakthrough Awards program is devoted to honoring excellence in information security and cybersecurity technology companies, products and people. The CyberSecurity Breakthrough Awards provide a platform for public recognition around the achievements of breakthrough information security companies and products in categories including Cloud Security, Threat Detection, Risk Management, Fraud Prevention, Mobile Security, Web and Email Security, UTM, Firewall and more. Visit www.CyberSecurityBreakthrough.com.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.Cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com